UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1. English translation of a company announcement made on August 1, 2013, regarding the Determination of the Subscription Amount of Stock Acquisition Rights to be issued as “Stock Based Remuneration” to Company Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 2, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: August 1, 2013 URL: http://www.komatsu.com/

Regarding the Determination of the Subscription Amount of Stock Acquisition Rights

as “Stock Based Remuneration” to Company Directors

Komatsu Ltd. (hereinafter “Company”) hereby makes the following announcement: the subscription amount of the stock acquisition rights to be issued as “Stock-Based Remuneration” (hereinafter “Stock Acquisition Rights”) to its directors and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on July 17, 2013.

[Description]

1.	Total number of the Stock Acquisition Rights: 561 rights

2.	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights:

The shares to be issued for the Stock Acquisition Rights shall be ordinary shares. 56,100 shares

3.	Persons to whom Stock Acquisition Rights shall be granted (“Grantee”):

Ten directors of the Company

4.	Subscription amount to be paid for each Stock Acquisition Right (“The subscription amount”):

193,200 yen (The subscription amount of each share: 1,932 yen)

However, no payment of money should be required.

[Reference]

(1)	Date of the resolution of shareholders at the 141th Ordinary General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights:

June 23, 2010

(2)	Date of the resolution of the Board of Directors resolving the details of the terms and conditions of the issuance of the Stock Acquisition Rights:

July 17, 2013

(3)	Allotment date of the Stock Acquisition Rights (Issue Date):

August 1, 2013

(4)	Exercise period for the Stock Acquisition Rights:

From August 1, 2016 to July 31, 2021

(end)